UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2014

Commission File Number:  001-35602

INFINITY CROSS BORDER ACQUISITION CORPORATION

c/o Infinity-C.S.V.C. Management Ltd.

3 Azrieli Center (Triangle Tower)

42nd Floor, Tel Aviv, Israel, 67023

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒         Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A.

Forward-Looking Statements

This Report on Form 6-K contains forward-looking statements. Words such as “believe,” “expect,” “anticipate,” “project,” “target,” “optimistic,” “intend,” “aim,” “will” or similar expressions are intended to identify forward-looking statements. Forward-looking statements relating to the proposed transactions discussed below include, but are not limited to: statements about the benefits of the Business Combination (as defined below) involving Infinity Cross Border Acquisition Corporation (“Infinity Corp.”, the “Company,” “we,” “our” or “us”) and Glori Energy Inc. (“Glori”), including future financial and operating results; Infinity Corp.’s and Glori’s plans, objectives, expectations and intentions; the expected timing of completion of the Business Combination; and other statements relating to the Business Combination that are not historical facts. Forward-looking statements involve estimates, expectations and projections and, as a result, are subject to risks and uncertainties. There can be no assurance that actual results will not materially differ from expectations. Important factors could cause actual results to differ materially from those indicated by such forward-looking statements. With respect to the Business Combination, such risks and uncertainties include, among many others: (i) the risk that more than 4,750,000 Ordinary Shares (as defined below) will be validly tendered and not properly withdrawn prior to the Expiration Date (as defined below) which would then cause Infinity Corp. to (a) be unable to satisfy the Maximum Tender Condition and the Merger Condition (as each is defined below), (b) be unable to consummate the Business Combination and (c) withdraw the Share Tender Offer (as defined below); (ii) the risk that governmental and regulatory review of the documents for the Tender Offers (as defined below) may delay the Business Combination or result in the inability of the Business Combination to be consummated by April 25, 2014 and the length of time necessary to consummate the proposed Business Combination; (iii) the risk that a condition to consummation of the Business Combination may not be satisfied or waived; (iv) the risk that the anticipated benefits of the Business Combination may not be fully realized or may take longer to realize than expected; (v) the risk that any projections, including earnings, revenues, expenses, margins, or any other financial items are not realized; (vi) the ability to list and/or comply with Nasdaq’s continuing listing standards, including having the requisite number of round lot holders or stockholders; and (vii) the risk that the combined company’s operations may be negatively impacted by such factors as: (a) competition and competitive factors in the markets in which Glori operates; (b) the expected cost of recovering oil using the AERO System; (c) demand for Glori’s AERO System and expectations regarding future projects; (d) adaptability of the AERO System and development of additional capabilities that will expand the types of oil fields to which Glori can apply its technology; (e) plans to acquire and develop additional non-producing end of life oil fields and low-producing late-life oil fields and the availability of debt and equity financing to fund any such acquisitions; (f) the percentage of the world’s reservoirs that are suitable for the AERO System; (g) the advantages of the AERO System compared to other enhanced oil recovery methods; and (h) Glori’s ability to develop and maintain positive relationships with its customers and prospective customers. These risks, as well as other risks associated with the Business Combination, will be more fully discussed in the Schedule TO and related documentation (as defined and described below) and Registration Statement (as defined below) that will be filed with the Securities and Exchange Commission (“SEC”) in connection with the Share Tender Offer and Redomestication (as defined below). Additional risks and uncertainties are identified and discussed in Infinity Corp.’s reports filed or to be filed with the SEC and available at the SEC's website at http://www.sec.gov. Forward-looking statements included in this report speak only as of the date of this report. We undertake and assume no obligation, and do not intend, to update our forward-looking statements, except as required by law.

Important Information about the Tender Offers

The tender offer by Infinity Corp. to purchase the ordinary shares, no par value per share (the “Ordinary Shares”) of Infinity Corp. issued in Infinity Corp.’s initial public offering (the “Share Tender Offer”) and the tender offer by Infinity Corp. for the warrants issued in Infinity Corp.’s initial public offering (the “Warrant Tender Offer,” and collectively with the Share Tender Offer, the “Tender Offers”) by certain of Infinity’s sponsors including Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P., and Infinity I-China Fund (Israel 3), L.P. (collectively, the “Infinity Funds”), described in this report are being made by Infinity Corp. and the Infinity Funds, respectively, and will be made only by means of Schedule TO’s (including offers to purchase, related letters of transmittal and other offer documents), which Infinity Corp. and the Infinity Funds, respectively, intend to file with the SEC. The description of the Tender Offers in this Report of Foreign Private Issuer of Form 6-K is not an offer to buy or the solicitation of an offer to sell securities. The Schedule TO’s and related documentation on the Tender Offers and the Business Combination as well as the interests of Infinity Corp.’s officers, directors, sponsors and affiliates and of EarlyBirdCapital, Inc. (“EBC”), the managing underwriter of Infinity Corp.’s initial public offering, in the successful consummation of the Business Combination should be read carefully and considered before any decision is made with respect to the Tender Offers. These materials will be sent free of charge to all shareholders and warrantholders of Infinity Corp. when available. In addition, all of these materials (and all other materials filed by Infinity Corp. with the SEC) will be available at no charge from the SEC through its website at www.sec.gov.  Security holders may also obtain free copies of the documents filed with the SEC by Infinity Corp. and the Infinity Funds by directing a request to Morrow & Co., LLC, Infinity Corp.’s information agent, at 470 West Avenue, 3rd Floor, Stamford, CT 06902, inxb.info@morrowco.com.  Shareholders and warrantholders of Infinity Corp. are urged to read the documents for the Tender Offers and the other relevant materials when they become available before making any investment decision with respect to the Tender Offers because such documents and materials will contain important information about the Tender Offers and the Business Combination.

Merger Agreement and Associated Transactions

This section describes the material provisions of the Merger Agreement (as defined below) but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of the Merger Agreement, a copy of which is attached hereto as Exhibit 4.1.  Infinity Corp.’s shareholders, warrantholders and other interested parties are urged to read such agreement in its entirety.  Unless otherwise defined herein, the capitalized terms used below are defined in the Merger Agreement.

Structure of the Business Combination

On  January 8, 2014, Infinity Corp., Glori Acquisition Corp., a Delaware corporation and wholly owned subsidiary of Infinity Corp. (“Infinity Acquisition”), Glori Merger Subsidiary, Inc., a wholly owned subsidiary of Infinity Acquisition (“Merger Sub”), Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative (the “INXB Representative”) and Glori Energy Inc., a Delaware corporation (“Glori”), entered into a Merger and Share Exchange Agreement (the “Merger Agreement”). Pursuant to the Merger Agreement, Infinity Corp., a British Virgin Islands business company, will effect a merger in which it will merge with and into Infinity Acquisition, a Delaware corporation, with Infinity Acquisition surviving the merger (the “Redomestication”). Immediately following the Redomestication, Infinity Acquisition will effect an acquisition of Glori by Merger Sub merging with and into Glori, with Glori continuing as the surviving entity (the “Transaction Merger” and, together with the Redomestication, the “Business Combination”).

In the Redomestication, the outstanding equity securities of Infinity Corp. will be cancelled and the holders of the outstanding Ordinary Shares and warrants of Infinity Corp. will receive substantially identical securities of Infinity Acquisition. In the Transaction Merger, the outstanding shares of capital stock and warrants of Glori will be cancelled in exchange for the right to receive in the aggregate 22,953,432 shares of common stock of Infinity Acquisition (“Common Stock”), subject to the amount withheld for escrow, as described below. Outstanding options of Glori will be replaced with substantially equivalent options of Infinity Acquisition, with the number of shares of Common Stock that can be acquired thereunder and the exercise price of such options revised based on the exchange ratio of Glori common stock for Infinity Acquisition Common Stock implied by the merger consideration.

Merger Consideration in the Transaction Merger

As consideration in the Transaction Merger, Infinity Acquisition (as the successor to Infinity Corp. in the Redomestication) will issue to the shareholders and warrantholders of Glori 22,953,432 shares of Common Stock at the closing of the Business Combination (the “Closing”), with 688,803 of such shares of Common Stock (or 3% of the total merger consideration) set aside in escrow for one year after the Closing to satisfy any indemnification claims under the Merger Agreement. Immediately after the Closing, the former shareholders and warrantholders of Glori will own a majority of the outstanding shares of Infinity Acquisition. Each shareholder and warrantholder of Glori will receive a share of the merger consideration calculated pro rata, based on the number of outstanding shares of Glori common stock owned by each shareholder (treating shares of Glori preferred stock on an as-converted to Glori common stock basis after giving effect to preferences for each series of preferred stock) and the number of shares of Glori common stock which can be acquired by each warrantholder (treating warrants for Glori preferred stock on an as-converted to common stock basis after giving effect to preferences for each series of preferred stock), taking into account the exercise price of such warrants. Each shareholder and warrantholder of Glori will also share in the burden of the escrow on the same pro rata basis. The former Glori shareholders and warrantholders will also be required to enter into Lock-Up Agreements restricting the transfer of the securities that they receive in the Transaction Merger, as described below under the section “Related Agreements – Lock-Up Agreements.”

Redomestication and Glori Shares Conversion

Immediately prior to the Transaction Merger, Infinity Corp. will be merged with and into Infinity Acquisition, whereupon the separate corporate existence of Infinity Corp. will cease and Infinity Acquisition will continue as the surviving corporation. In connection with the Redomestication, Infinity Corp.’s issued and outstanding securities will be converted as follows:

•	Assuming no Ordinary Shares are tendered pursuant to the Share Tender Offer, each of the 5,750,000 Ordinary Shares issued in Infinity Corp.’s initial public offering then outstanding will be converted automatically into one substantially equivalent share of Common Stock of Infinity Acquisition.

•	The 1,437,500 Ordinary Shares held by the founders (including those Ordinary Shares transferred to HH Energy Group, LP, as described below in the section “Management and Board of Directors Following the Business Combination”) will be converted automatically into 1,437,500 shares of Common Stock which will not be transferable for one year after the completion of the Business Combination except that: (1) 50% of such Common Stock will be released from such lock-up arrangement if the closing price of the Common Stock exceeds $9.60 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, and (2) the remaining 50% of such Common Stock will be released from such lock-up arrangement if the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination.

•	Assuming no warrants are tendered pursuant to the Warrant Tender Offer, each of the 5,750,000 warrants issued in Infinity Corp.’s initial public offering will be converted into one warrant to purchase Common Stock of Infinity Acquisition, each exercisable for one share of Common Stock at $10.00 per share (each such warrant also referred to herein as an Infinity Acquisition Warrant).

•	Each of the 4,820,000 insider warrants will be converted into 4,820,000 insider warrants of Infinity Acquisition. However, the holders of the insider warrants have agreed that Infinity Acquisition has the right to demand that the insider warrants be converted into shares of Infinity Acquisition Common Stock, at a ratio of ten warrants for one share of Infinity Acquisition Common Stock, during the 30 day period commencing 31 days after the consummation of the Business Combination; and

•	The underwriters of Infinity Corp.’s initial public offering have agreed to convert the 500,000 unit purchase options of Infinity Corp. held by them or their designees into 100,000 shares of Common Stock of Infinity Acquisition upon the consummation of the Business Combination.

Infinity Acquisition will file a registration statement on Form S-4 (“Registration Statement”) to register the shares of Infinity Acquisition Common Stock and Warrants to be issued to the holders of Infinity Corp.’s Ordinary Shares and Warrants in the Redomestication.

In the Transaction Merger, all outstanding shares of common stock and preferred stock of Glori will be terminated and in exchange therefor the holders thereof will be entitled to receive their portion of the merger consideration as described above, with holders of Glori preferred stock being treated on an as-converted to Glori common stock basis after giving effect to preferences for each series of preferred stock. All such capital stock in Glori along with the outstanding Glori warrants will be terminated as a result of the Transaction Merger and in exchange therefor, the holders thereof shall be entitled to receive their share of the merger consideration described above.

Outstanding options of Glori will be replaced with substantially equivalent options of Infinity Acquisition (including an identical vesting schedule, except that no replacement options will be exercisable until at least one year after the Closing, except for certain exceptions for employees whose employment is terminated prior to such time), with the number of shares of Common Stock that can be acquired thereunder and the exercise price of such options revised based on the exchange ratio of Glori common stock for Infinity Acquisition Common Stock implied by the merger consideration (including the escrowed shares), subject to the portion subject to forfeiture as described below. In order to align the merger consideration received by the Glori optionholders and Glori stockholders, 3% of each Infinity Acquisition option issued in this exchange will be subject to potential forfeiture and an additional lockup arrangement preventing exercise, in each case, that is directly tied to the shares set aside in escrow from the merger consideration for indemnification obligations, as more fully described below under the section “Indemnification and Escrow”. In order to issue the replacement options, Glori’s stock option plan will be adopted by Infinity Acquisition with modifications to certain terms, including a proportional adjustment to the number of total awards available under the plan.

Post-Business Combination Ownership of Infinity Acquisition

After the Business Combination, assuming no redemptions of Ordinary Shares for cash in the Share Tender Offer, Infinity Corp.’s current public shareholders will own approximately 18% of Infinity Acquisition, Infinity Corp.’s current directors, officers, sponsors and affiliates will own approximately 7% of Infinity Acquisition, and the pre-Business Combination stockholders and warrantholders of Glori will own approximately 73% of Infinity Acquisition. After the Business Combination, assuming redemption by holders of 4,750,000 Ordinary Shares for cash in the Share Tender Offer, Infinity Corp.’s public shareholders will own approximately 3.6% of Infinity Acquisition, Infinity Corp.’s current directors, officers, sponsors and affiliates will own approximately 11% of Infinity Acquisition, and the pre-Business Combination stockholders and warrantholders of Glori will own approximately 83% of Infinity Acquisition.

Minimum Cash Requirement

To consummate the Transaction Merger, there must be at least $25.0 million of cash in Infinity Acquisition (such cash requirement is referred to herein as the “Minimum Cash Requirement”), including any amounts remaining in the trust account established by Infinity Corp. in connection with its initial public offering (the “Trust Account”) after taking into account the Ordinary Shares that are tendered in the Share Tender Offer and any amounts received from the PIPE Investment (as defined below), which will be consummated effective at the Closing in an amount between $8.5 million and $25.0 million. The cash in Infinity Acquisition will be used at the Closing to pay (1) certain Business Combination-related expenses, including a fee of $860,000 payable to EBC and up to an aggregate of $400,000 payable to Infinity Corp.’s officers or directors or other persons for consulting services, in any case, as determined by Infinity Corp.’s board of directors in connection with the consummation of the Business Combination, (2) advisory fees and (3) deferred legal fees from Infinity Corp.’s IPO. The remaining cash in Infinity Acquisition will be used for general corporate purposes.

Closing of the Business Combination

The Business Combination is expected to be consummated no later than five business days following the satisfaction or waiver of the conditions described below under the subsection entitled “Conditions to Closing of the Business Combination,” unless the parties agree in writing to hold the Closing at another time but no later than April 25, 2014. The Redomestication will occur immediately prior to the Transaction Merger.

Conditions to Closing of the Business Combination

The obligations of the parties to the Merger Agreement to consummate the Transaction Merger are subject to the satisfaction (or waiver by each other party) of the following specified conditions set forth in the Merger Agreement before consummation of the Transaction Merger:

•	The Share Tender Offer and the Warrant Tender Offer shall have been completed;

•	The SEC shall have declared Infinity Acquisition’s Registration Statement relating to the Redomestication effective, and no stop order suspending the effectiveness of such Registration Statement or any part thereof shall have been issued;

•	The Redomestication shall have been consummated and the applicable filings made in the appropriate jurisdictions;

•	The waiting period (and any extension thereof) applicable to the consummation of the Merger Agreement under any anti-trust laws shall have expired or been terminated;

•	All consents, approvals, notices and filings required to be obtained from or made with any governmental authority or certain other third parties in order to consummate the transactions contemplated by the Merger Agreement shall have been obtained or made;

•	No provisions of any applicable law and no order shall prohibit the consummation of the Closing; and

•	There shall not be any action brought by a third party non-affiliate to enjoin or otherwise restrict the consummation of the Closing.

The obligation of Glori to consummate the Transaction Merger is subject to satisfaction (or waiver in writing by Glori) of the following additional conditions:

•	the representations and warranties of Infinity Corp., Infinity Acquisition and Merger Sub contained in the Merger Agreement and in any certificate or other writing delivered by them pursuant to the Merger Agreement shall be true and correct on and as of the date of the Closing, as if made on such date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date) and (ii) any failures to be true and correct that do not materially and adversely affect Infinity Corp.’s, Infinity Acquisition’s or Merger Sub’s ability consummate the transactions contemplated by the Merger Agreement;

•	each of Infinity Corp., Infinity Acquisition and Merger Sub shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the date of the Closing;

•	no fact, event, occurrence, change or effect shall have occurred since the date of the Merger Agreement that would reasonably be expected to have a material adverse effect on any of Infinity Corp., Infinity Acquisition or Merger Sub;

•	Glori shall have received a certificate signed by an authorized officer of each of Infinity Corp., Infinity Acquisition and Merger Sub regarding the first three points;

•	Glori shall have received a certificate signed by the secretary of each of Infinity Corp., Infinity Acquisition and Merger Sub certifying with respect to such entity as to its organizational documents, approval of the Merger Agreement and the other ancillary agreements and the consummation of the transactions contemplated thereby, and the incumbency of its officers authorized to execute the Merger Agreement and the other ancillary agreements;

•	Glori shall have received good standing certificates for each of Infinity Corp., Infinity Acquisition and Merger Sub;

•	The PIPE Investment shall have been consummated for at least $8.5 million;

•	The Minimum Cash Requirement shall have been met, with the Infinity Corp. expenses (excluding certain commissions payable to brokers, investment bankers or financial advisors) payable at or after the closing not exceeding $3.0 million;

•	The Warrants Amendment (as defined below) shall have become effective;

•	Glori shall have received a legal opinion from counsel to Infinity Corp.;

•	Glori shall have received a fully-executed copy of the Escrow Agreement;

•	Infinity Corp.’s Ordinary Shares and public warrants shall be listed on NASDAQ on the date of the Closing, prior to the Redomestication; and

•	Glori shall have received copies of the Lock-Up Agreement executed by Infinity Acquisition and the INXB Representative and the Registration Rights Agreement executed by Infinity Acquisition.

The obligation of each of Infinity Corp., Infinity Acquisition and Merger Sub to consummate the Business Combination is subject to satisfaction of the following conditions (or waiver in writing by Infinity Corp.):

•	the representations and warranties of Glori contained in the Merger Agreement and in any certificate or other writing delivered by it pursuant to the Merger Agreement shall be true and correct on and as of the date of the Closing, as if made on such date, except for (i) those representations and warranties that address matters only as of a particular date (which representations and warranties shall have been accurate as of such date) and (ii) any failures to be true and correct that, individually or in the aggregate, have not had and would not reasonably be expected to have a material adverse effect on, or with respect to, Glori or its subsidiaries;

•	Glori shall have performed in all material respects all of its obligations under the Merger Agreement required to be performed by it at or prior to the date of the Closing;

•	no fact, event, occurrence, change or effect shall have occurred since the date of the Merger Agreement that would reasonably be expected to have a material adverse effect on Glori or its subsidiaries;

•	Infinity Acquisition shall have received a certificate signed by an authorized officer of Glori regarding the first three points;

•	Infinity Acquisition shall have received a certificate signed by the secretary of Glori certifying with respect to Glori as to its organizational documents, approval of the Merger Agreement and the other ancillary agreements and the consummation of the transactions contemplated thereby, and the incumbency of its officers authorized to execute the Merger Agreement and the other ancillary agreements;

•	Infinity Acquisition shall have received good standing certificates for Glori and its subsidiaries organized in jurisdictions where good standings are readily obtainable;

•	Infinity Acquisition shall have received employment agreements from certain executive officers and key employees of Glori and its subsidiaries;

•	Infinity Acquisition shall have received Lock-Up Agreements and the Registration Rights Agreement from each Glori shareholder and warrantholder (except for dissenting shareholders);

•	Infinity Acquisition shall have received Warrant Termination Agreements from each Glori warrantholder;

•	Infinity Acquisition shall have received an Escrow Agreement executed by Glori and the escrow agent;

•	Infinity Acquisition shall have received a legal opinion from Glori’s counsel;

•	Infinity Acquisition shall have received a certificate that meets the requirements of Treasury Regulation Section 1.897-2(h)(1); and

•	The total consolidated indebtedness of Glori and its subsidiaries shall not exceed $6.0 million and the consolidated cash on hand of Glori and its subsidiaries (net of outstanding checks) shall be at least $15.0 million, both as modified for, as applicable, indebtedness incurred or cash used between the date of the Merger Agreement and the date of the Closing as the purchase price to acquire material assets or business of another person or entity that is permitted under the Merger Agreement.

Waivers

If permitted under applicable law, either Infinity Corp. or Glori may waive any inaccuracies in the representations and warranties made to such party contained in the Merger Agreement and waive compliance with any agreements or conditions for the benefit of itself or such party contained in the Merger Agreement. There can be no assurance that all of the conditions will be satisfied or waived.

Termination

The Merger Agreement may be terminated prior to the Closing as follows:

•	By mutual written agreement of Infinity Corp. and Glori.

•	By written notice by any party to the Merger Agreement if any of the closing conditions set forth in the Merger Agreement have not been satisfied by April 25, 2014 (the “Business Combination Deadline”). However, this right to terminate will not be available to a party to the Merger Agreement if the intentional failure by such party to fulfill any of the other party’s Closing conditions under the Merger Agreement has been the cause of, or resulted in, the failure of the Business Combination to occur on or before the Business Combination Date.

•	By written notice by any party to the Merger Agreement if a governmental authority of competent jurisdiction shall have issued an order or taken any other action permanently restraining, enjoining or otherwise prohibiting the Business Combination or the other transactions contemplated by the Merger Agreement, and such order or other action has become final and non-appealable. However, this right to terminate will not be available to any party the Merger Agreement whose failure to comply with any provision of the Merger Agreement has been a substantial cause of, or substantially resulted in, such action by such governmental authority.

•	By written notice by Glori, if (i) there has been a breach by Infinity Corp., Infinity Acquisition or Merger Sub of any of their respective representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of such party shall have become untrue or inaccurate, in any case, which would result in a failure of the related closing conditions described above to be satisfied, and (ii) such breach or inaccuracy is incapable of being cured or is not cured within the earlier of 20 days after written notice of such breach or inaccuracy is provided by Glori or the Business Combination Deadline.

•	By written notice by Infinity Corp. or Infinity Acquisition, if (i) there has been a breach by Glori of any of its representations, warranties, covenants or agreements contained in the Merger Agreement, or if any representation or warranty of Glori shall have become untrue or inaccurate, in any case, which would result in a failure of the related closing conditions described above to be satisfied, and (ii) such breach or inaccuracy is incapable of being cured or is not cured within the earlier of 20 days after written notice of such breach or inaccuracy is provided by Infinity Acquisition or its affiliates or the Business Combination Deadline.

In the event that Glori, on the one hand, or Infinity Corp. or Infinity Acquisition, on the other hand, terminates the Merger prior to the Closing due to a breach by the other party as described above, the breaching party shall be required to pay the other party a terminate fee equal to 75% of its expenses (up to a maximum of $300,000) incurred in connection with the Merger Agreement and the transactions contemplated thereby.

Fees and Expenses

All expenses incurred in connection with the Merger Agreement and the Business Combination prior to the Closing will be paid by the party incurring such expense; provided, however, in the event the Business Combination is completed, Infinity Acquisition will use its cash to pay fees of Infinity Corp. related to the Business Combination.

As a result of the Business Combination, Infinity Acquisition will owe EBC an advisory fee equal to $860,000, and fees for other advisors it may engage, which will be paid at the Closing with the cash in Infinity Acquisition. The board of directors of Infinity Corp. currently anticipates that if the Closing occurs, it will also pay to its officers, directors and consultants fees in an aggregate amount of $400,000 in connection with the consummation of the Business Combination.

As a result of the Business Combination, Glori will owe Gentry Capital Advisors LLC, its prior financial advisor, a fee of $400,000 for its services in introducing Infinity Corp. to Glori.

Management and Board of Directors Following the Business Combination

Immediately following the Closing, the board of directors of Infinity Acquisition will have a staggered structure with two classes of directors (A and B) serving two year terms, with the initial tenure for the Class A directors being one year and the initial tenure for the Class B directors being two years. The board shall consist of twelve members, ten of whom shall be the directors of Glori prior to the Closing and the remaining two of whom shall be appointed by Infinity Acquisition prior to the Closing or by the INXB Representative thereafter.  It is presently contemplated that Mark Chess, Executive Vice President of Infinity Corp., Thomas O. Hicks, who has been appointed as a director of Infinity Corp. as described below, John Clarke, Dr. Ganesh Kishore, Mark Puckett and Jasbir Singh will each serve as a Class B director, and that Stuart Page, Matthew Gibbs, Jonathan Schulhof, Michael Schulhof, Larry Aschebrook, and Damon L. Rawie will each serve as a Class A director. The parties will work together to ensure that a majority of the directors qualify as independent directors under the rules of the SEC and NASDAQ. Following the Closing, the officers of Glori shall serve as the officers of Infinity Acquisition.

On January 7, 2014, Thomas O. Hicks joined the board of directors of Infinity Corp. In connection with Mr. Hicks’ appointment, Infinity Corp.’s original sponsors sold 575,000 founder shares to HH Energy Group, LP, an affiliate of Mr. Hicks. Additionally, on January 7, 2014 HH Energy Group, LP entered into the share purchase agreement in connection with the PIPE Investment, as described under the section “Related Agreements – PIPE Investment.”

Tender Offers

Prior to the Closing, Infinity Corp. is obligated by its memorandum and articles of association to undertake the Share Tender Offer pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act. Through the Share Tender Offer, shareholders of Infinity Corp. will be provided with the opportunity to redeem their Ordinary Shares for cash equal to their pro rata share of the aggregate amount then on deposit in Infinity Corp.’s Trust Account, upon the consummation of the Business Combination. Under the terms of the Share Tender Offer, the obligation of Infinity Corp. to purchase Ordinary Shares validly tendered and not properly withdrawn pursuant to the Share Tender Offer will be subject to, among other things, the following conditions: (i) no more than 4,750,000 Ordinary Shares having been validly tendered and not properly withdrawn prior to the expiration date (the “Expiration Date”) of the Share Tender Offer (the “Maximum Tender Condition”); and (ii) the Transaction Merger, in Infinity Corp.’s reasonable judgment to be determined immediately prior to the Expiration Date, is capable of being consummated contemporaneously with the Share Tender Offer, but in no event later than five business days after the Expiration Date (the “Merger Condition”).

Additionally, prior to the Closing, the Infinity Funds are obligated to undertake the Warrant Tender Offer to purchase up to 5,750,000 of Infinity Corp.’s outstanding public warrants for $0.60 per warrant. The purpose of the Warrant Tender Offer is to provide holders of such warrants that may not wish to retain their warrants following Infinity Corp.’s initial business combination the possibility of receiving cash for their warrants. The Infinity Funds deposited an aggregate of $3,450,000 with Continental Stock Transfer & Trust Company into a segregated escrow account (representing $0.60 per warrant for up to 5,750,000 warrants) to fund the Warrant Tender Offer. The Infinity Funds will commence the Warrant Tender Offer in connection with the Business Combination after the commencement of the Share Tender Offer. The Warrant Tender Offer will be consummated, if at all, upon the consummation of the Business Combination.

Representations and Warranties

In the Merger Agreement, Glori makes certain customary representations and warranties to Infinity Corp., Infinity Acquisition and Merger Sub. These representations and warranties, among others, relate to the following: (1) Due Organization and Good Standing; (2) Authorization; Binding Agreement; (3) Capitalization; (4) Subsidiaries; (5) Governmental Approvals; (6) Non-Contravention; (7) Financial Statements; (8) Absence of Certain Changes; (9) Compliance with Laws; (10) Permits; (11) Litigation; (12) Material Contracts; (13) Intellectual Property; (14) Taxes and Returns; (15) Real Property; (16) Personal Property; (17) Title to and Sufficiency of Assets; (18) Employee Matters; (19) Employee Benefit Plans and ERISA; (20) Environmental Matters; (21) Transactions with Related Persons; (22) Insurance; (23) Top Customers and Suppliers; (24) Books and Records; (25) Accounts Receivable; (26) Oil and Gas Matters; (27) Ethical Business Practices; (28) Money Laundering Laws; (29) OFAC; (30) Investment Company Act; (31) Finders and Investment Bankers; (32) Independent Investigation; (33) Information Supplied; and (34) Disclosure.

In the Merger Agreement, each of Infinity Corp., Infinity Acquisition and Merger Sub makes certain customary representations and warranties to Glori. These representations and warranties, among others, relate to the following: (1) Due Organization and Good Standing; (2) Authorization; Binding Agreement; (3) Governmental Approvals; (4) Non-Contravention; (5) Capitalization; (6) SEC Filings and Financial Statements; (7) Absence of Certain Changes; (8) Compliance with Laws; (9) Actions; Orders; Permits; (10) Taxes and Returns; (11) Employees and Employee Benefit Plans; (12) Intellectual Property; (13) Real and Personal Property; (14) Material Contracts; (15) Transactions with Affiliates; (16) Investment Company Act; (17) Finders and Brokers; (18) Trust Account; (19) Ownership of Purchaser Securities; (20) Ethical Business Practices; (21) Money Laundering Laws; (22) OFAC; (23) Insurance; (24) Nasdaq Fair Market Value Determination; (25) PIPE Investment; (26) Warrant Amendment; (27) Infinity Corp. UPO Termination; (28) Warrant Conversion Agreement; and (29) Independent Investigation.

Certain of the representations and warranties are qualified by materiality or material adverse effect.  For the purposes of the Merger Agreement, material adverse effect means, with respect to any specified person, any fact, event, occurrence, change or effect that has had, or would reasonably be expected to have, individually or in the aggregate, a material adverse effect upon (a) the business, assets, liabilities, results of operations, prospects or condition (financial or otherwise) of such person and its subsidiaries, taken as a whole, or (b) the ability of such person or any of its subsidiaries to consummate the transactions contemplated by the Merger Agreement on a timely basis. However, it excludes any changes or effects directly or indirectly attributable to, resulting from, relating to or arising out of the following: (i) general changes in the financial or securities markets or general economic or political conditions in the United States or any other country or region in which such person or any of its subsidiaries do business; (ii) changes, conditions or effects that generally affect the industries in which such person or any of its subsidiaries principally operate; (iii) changes in U.S. generally accepting accounting principles or mandatory changes in the regulatory accounting requirements applicable to any industry in which such person and its subsidiaries principally operate; (iv) conditions caused by acts of God, terrorism, war (whether or not declared) or natural disaster; (v) any failure in and of itself by such person and its subsidiaries to meet any internal or published budgets, projections, forecasts or predictions of financial performance for any period (except that the underlying cause of any such failure may be considered in determining whether a material adverse effect has occurred or would reasonably be expected to occur to the extent not excluded by another exception herein); and (vi), with respect to Infinity Corp., the consummation and effects of the Share Tender Offer or the Warrant Tender Offer; provided that any event, occurrence, fact, condition, or change referred to in clauses (i) - (iv) above shall be taken into account in determining whether a material adverse effect has occurred or could reasonably be expected to occur to the extent that such event, occurrence, fact, condition, or change has a disproportionate effect on such person or any of its subsidiaries compared to other participants in the industries in which such person or any of its subsidiaries primarily conducts its businesses.

Covenants of the Parties

Each of Infinity Corp. and Glori has agreed to use their commercially reasonable efforts to take all necessary actions to effect the Business Combination and to comply as promptly as practicable with all requirements of governmental authorities applicable to the Business Combination. Each of Infinity and Glori also covenanted to conduct its business in the ordinary course of business consistent with past practice, to comply with all applicable laws and to preserve its business and assets and to not take, without the prior consent of the other party, certain specified actions. Glori also agreed to provide Infinity Corp. with periodic financial statements until the Closing.

Infinity Corp. has agreed to keep current and timely file its public filings with the SEC and otherwise comply in all material respects with all applicable securities laws, and to use its commercially reasonable efforts to maintain the NASDAQ listing of the Ordinary Shares and its warrants.

The Merger Agreement contains covenants by the parties with respect to the Share Tender Offer and the Warrant Tender Offer, as well as with respect to the Registration Statement to register the issuance of the Infinity Acquisition shares of Common Stock and warrants to be issued in connection with the Redomestication.

The Merger Agreement also contains customary covenants related to access to properties and information, confidentiality, exclusivity and notification.

Indemnification and Escrow

Until the first anniversary of the date of the Closing, (i) Glori has agreed to indemnify Infinity Acquisition and its affiliates from any damages arising from any breach of any representation, warranty or covenant made by Glori and (ii) Infinity Acquisition has agreed to indemnify Glori from any damages arising from any breach of any representation, warranty or covenant for any pre-Closing period made by Infinity Corp., Infinity Acquisition or Merger Sub. However, except with respect to certain fundamental representations and fraud-related claims, neither party has any liability for indemnification until the related losses of Infinity Acquisition and its affiliates or Glori and its affiliates, as applicable, exceed $1.0 million in the aggregate, and then only amounts in excess of $1.0 million in the aggregate will be subject to indemnification.

Any indemnification claims against either Glori or Infinity Acquisition will be paid from the escrow account maintained by Continental Stock Transfer & Trust Company as the escrow agent under the Escrow Agreement to be entered by Glori, the INXB Representative and the escrow agent. The escrow account will consist of the 688,803 shares of Infinity Acquisition Common Stock delivered by Infinity Acquisition to the escrow agent at the Closing and any earnings on such shares other than ordinary income dividends. Each party’s indemnification obligations under the Merger Agreement will be limited to the property then remaining in the escrow account. All property in the escrow account, less any amounts reserved for pending indemnification claims, will be released on the first anniversary of the Closing for distribution to the former Glori shareholders and warrantholders, and the amounts reserved for pending claims will be distributed either to Infinity Acquisition or to the former Glori shareholders and warrantholders upon final resolution of such claims. All ordinary income dividends on the escrowed shares will be paid to the former Glori shareholders and warrantholders promptly after such dividends are paid by Infinity Acquisition and will not be retained in the escrow account.

The INXB Representative will represent Infinity Acquisition and its affiliates in connection with any indemnification claims made by or against Infinity Acquisition or its affiliates under the Merger Agreement. Glori will represent itself and its affiliates in connection with any indemnification claim made by or against Glori or its affiliates under the Merger Agreement.

In order to align the merger consideration received by the Glori optionholders and Glori stockholders, 3% of each Infinity Acquisition option issued in exchange for a Glori option as part of the Transaction Merger will be subject to potential forfeiture and an additional lockup arrangement preventing exercise, in each case, that is directly tied to the shares set aside in escrow from the merger consideration for indemnification obligations. If there is a successful indemnification claim made against Glori by Infinity Acquisition, a portion of each such Infinity Acquisition option will be forfeited in the same ratio that the escrow shares used to pay the indemnification claim bear to the total aggregate merger consideration, and if there are any escrow shares that are retained in escrow after one year to secure pending indemnification claims, a similar proportion of each Infinity Acquisition option will not be exercisable until such escrow shares are released to the Exchange Agent for distribution to the Glori stockholders and optionholders upon final resolution of such pending claims.

Trust Account Waiver

Glori agreed that it will not have any right, title, interest or claim of any kind in or to any monies in the Trust Account, and will not make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, any proposed or actual business relationship between Infinity Corp. and Glori, the Merger Agreement or any other matter, although Infinity Acquisition will have all rights of Infinity Corp. to any distributions made to Infinity Corp. upon consummation of the Business Combination after giving effect to distributions made by the trustee to holders of Ordinary Shares that tender their Ordinary Shares in the Share Tender Offer and the payment of expenses incurred by or on behalf of Infinity Corp.

Public Announcements

Infinity Corp. and Glori agreed not to make any public announcement with respect to the Merger Agreement or the Transaction Merger without the prior written consent of the other parties, except to the extent required by applicable law or the rules and regulations of a securities exchange, and in such case the party making such announcement shall provide the other parties with reasonable time to comment on, and arrange for any required filing with respect to, such release or announcement in advance of such issuance.

Related Agreements

This section describes the material provisions of certain additional agreements to be entered into pursuant to the Merger Agreement (the “Related Agreements”) but does not purport to describe all of the terms thereof.  The following summary is qualified in its entirety by reference to the complete text of each of the Related Agreements, copies of each of which are attached hereto as exhibits.  Shareholders and other interested parties are urged to read such Related Agreements in their entirety.

Escrow Agreement

In connection with the Transaction Merger, Glori, Infinity Acquisition, the INXB Representative and Continental Stock Transfer & Trust Company will enter into an Escrow Agreement, pursuant to which Continental Stock Transfer & Trust Company, as the escrow agent, will hold in escrow the 688,803 shares of Infinity Acquisition Common Stock set aside from the merger consideration and delivered by Infinity Acquisition to the escrow agent at the Closing and any earnings on such shares (other than ordinary income dividends) to satisfy each of Glori’s and Infinity Acquisition’s indemnification obligations under the Merger Agreement. All property in the escrow account, less any amounts reserved for pending indemnification claims, will be released for distribution to the former Glori shareholders and warrantholders on the first anniversary of the Closing.

A copy of the form of Escrow Agreement is attached hereto as Exhibit 4.2.

Lock-Up Agreements

In connection with the Transaction Merger, the former Glori shareholders and warrantholders will be required to enter into a Lock-Up Agreement that will subject them to the same limitations on transferring their shares of Common Stock of Infinity Acquisition received as merger consideration that apply to Infinity Corp.’s sponsors, such that their shares of Common Stock acquired in the Transaction Merger will not be transferable for one year after the completion of the Business Combination except that: (1) 50% of such Common Stock will be released from such lock-up arrangement if the closing price of the Common Stock exceeds $9.60 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, (2) 100% of such Common Stock will be released from such lock-up arrangement if the closing price of the Common Stock exceeds $12.00 for any 20 trading days within a 30-trading day period following the consummation of the Business Combination, and (3) if certain of Infinity Corp.’s sponsors sell the Common Stock they acquired pursuant to the PIPE Investment (as defined below), up to 42% of the locked-up Common Stock may be released. In the Lock-Up Agreement, the former Glori shareholders and warrantholders also provide a general release of Glori for any pre-Closing claims.

A copy of the form of Lock-Up Agreement is attached hereto as Exhibit 4.3.

Registration Rights Agreement

In connection with the Transaction Merger, Infinity Acquisition will enter into a Registration Rights Agreement with the former Glori shareholders and warrantholders that provides for the registration of the Common Stock received as merger consideration. The former Glori shareholders and warrantholders will be entitled to make up to three demands, excluding short form registration demands, that Infinity Acquisition register such securities for sale under the Securities Act.  In addition, the former Glori shareholders and warrantholders will have “piggy-back” registration rights to include their securities in other registration statements filed by Infinity Acquisition.

A copy of the form of Registration Rights Agreement is attached hereto as Exhibit 4.4.

PIPE Investment

On January 7, 2014, Infinity Corp. and Infinity Acquisition entered into a share purchase agreement with Infinity’s sponsors and other investors pursuant to which the sponsors and the other investors collectively (i) agreed to purchase between $8.5 million and $17.0 million of shares of Common Stock, provided that, at a minimum, the sponsors and such other investors would purchase that number of shares, at a purchase price of $8.00 per share (the “Minimum Commitment”), necessary to ensure that Infinity Corp. meets the $25.0 million minimum cash requirement set forth in the Merger Agreement, assuming that at least $8.0 million in cash remains in the Trust Account following the consummation of the Share Tender Offer, and (ii) were granted an option to purchase additional shares to increase their total investment to a maximum of $25.0 million of shares of Common Stock (including the Minimum Commitment), such additional investment to be used to provide additional working capital to Infinity Acquisition (the “PIPE Investment”). The purchase price for the shares to be issued in the PIPE Investment is $8.00 per share. The PIPE Investment will be consummated simultaneously with the closing of Business Combination. Infinity Acquisition and the investors in the PIPE Investment will also enter into a registration rights agreement that provides for the registration of the Common Stock purchased in the PIPE Investment.

Copies of the share purchase agreement and the form of registration rights agreement for the PIPE Investment are attached hereto as Exhibits 4.5 and 4.6, respectively.

Warrant Amendment

As a condition to entering into the Merger Agreement, Glori required that Infinity Corp. effectuate certain changes with respect to the Infinity Corp. warrants. Accordingly, to accommodate such requirement and induce Glori to enter into the Merger Agreement, Infinity Corp. obtained written consents from the holders of a majority of the outstanding Infinity Corp. warrants to approve amendments ( the “Warrant Amendment”) to the warrant agreement for the Infinity Corp. warrants (the “Warrant Agreement”) to: (i) increase the exercise price of the Infinity Corp. warrants from $7.00 to $10.00 per ordinary share of Infinity Corp., (ii) increase the redemption price of the Infinity Corp. warrants from $10.50 to $15.00 per ordinary share of Infinity Corp., (iii) increase the term of the Infinity Corp. warrants from three years following the consummation of the Business Combination to five years following the consummation of the Business Combination, (iv) delete the provision decreasing the exercise price of the Infinity Corp. warrants in connection with certain transactions and (v) allow the Infinity Corp. warrants to be converted into Common Stock, on a one for ten basis, during the 30 day period commencing 31 days after the consummation of the Business Combination. The Warrant Amendment will become effective upon the execution of an amendment to the warrant agreement in connection with the closing of the Business Combination and will apply to the Infinity Acquisition warrants issued in exchange for the Infinity Corp. warrants in the Redomestication.

A copy of the form of Amendment No. 1 to the Warrant Agreement is attached hereto as Exhibit 4.8.

Promissory Notes

On January 8, 2014, Infinity Corp. borrowed, pursuant to certain non-interest bearing unsecured convertible promissory notes (the “Notes”), an aggregate of $500,000 from Infinity-C.S.V.C. Management Ltd., an affiliate of the Infinity Funds ($250,000) and HH Energy Group, LP, one of Infinity Corp.’s sponsors ($250,000), for the payment of various expenses in connection with the Business Combination and the Share Tender Offer. The Notes are due upon consummation of the Business Combination. The Notes may, at the option of each holder, be convertible into warrants of the post-business transaction entity at a price of $0.50 per warrant and have identical terms to the Insider Warrants, as set forth in Infinity Corp.’s IPO prospectus. Accordingly, if the Notes are converted by the holders in full, the holders would be issued an aggregate of 1,000,000 warrants of Infinity Acquisition upon consummation of the Business Combination. The holders of the Notes have waived all claims against Infinity Corp.’s Trust Account and will not reduce the per-share redemption price to below $8.00. The holders of the Notes have certain registration rights as described therein. If the Business Combination is not consummated, the Notes will not be repaid from funds in the Trust Account. The issuance of the Notes was exempt pursuant to Section 4(a)(2) of the Securities Act of 1933, as amended.

A copy of the form of the Notes is attached hereto as Exhibit 4.8.

Election of Directors

On January 7, 2014, Thomas O. Hicks joined the board of directors of Infinity Corp. and, at or immediately prior to the Transaction Merger, will also join the board of directors of each of Infinity Acquisition and Merger Sub.  Mr. Hicks is founder, Chairman and Chief Executive Officer of Hicks Holdings LLC, a Dallas-based family office that owns and manages his family’s real estate, corporate assets, and investments. Hicks Equity Partners LLC (“HEP”), the private equity firm led by Mr. Hicks, targets acquisitions, recapitalizations, buyouts, buy-and-builds, corporate divestitures and selected growth capital investments, typically investing $15-100 million per portfolio company, in companies with enterprise values between $40-400 million.  Some of HEP’s investments to date include: Anvita Health; DirecPath; Drilling Tools International; Grupo Pilar; Just Brakes; Latrobe Specialty Steel; Ocular LCD, Inc.; and, through H-D Advanced Manufacturing, Inc, Overton Chicago Gear and Innovative Mechanical Solutions, or iMech. In 2007, Mr. Hicks founded and served as Chairman of Hicks Acquisition Company I, Inc. (“HAC I”), a $552 million Special Purpose Acquisition Company (SPAC), which in September 2009, completed a successful merger with Resolute Natural Resources to form Resolute Energy Corporation, which is listed on the NYSE under the ticker symbol REN. Previously, Mr. Hicks co-founded, and was Chairman from 1989 through 2004 of Hicks, Muse, Tate & Furst, Inc., (“HMTF”), a nationally prominent private equity firm specializing in leveraged acquisitions. During Mr. Hicks' tenure as Chairman, HMTF successfully raised over $12 billion of private equity funds and consummated over $50 billion of leveraged acquisitions. Mr. Hicks serves on the boards of directors of Carpenter Technology Corporation, Drilling Tools International, Just Brakes, Ocular LCD, H-D Advanced Manufacturing, Inc., the University of Southern California Marshall School of Business Dean's Board of Advisors, the University Of Texas Southwestern Medical Foundation Board Of Trustees, and the University of Texas Chancellor's Council. He recently served on the Board of Trustees for The Center for Strategic and International Studies.  A former member of the University of Texas System Board of Regents, Mr. Hicks served as Chairman of the University of Texas Investment Management Company (UTIMCO), which manages the $20 billion University of Texas Permanent University Fund and Long Term Funds.  Mr. Hicks graduated with an MBA from the University of Southern California in 1970 and a BBA from the University of Texas in 1969.  He is also a past recipient of the University of Texas’ Distinguished Alumnus Award, and has served several years as a Distinguished Guest Lecturer at Stanford University's Graduate School of Business.

Investor Presentation

A copy of the materials to be presented to certain existing and potential shareholders of Infinity and Glori in connection with the Business Combination is attached hereto as Exhibit 15.1.

Press Release

On January 8, 2014, Infinity Corp. issued a press release announcing the execution of the Merger Agreement and its intention to commence the Share Tender Offer.  A copy of the press release is attached as Exhibit 15.2.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, hereunto duly authorized.

INFINITY CROSS BORDER ACQUISITION CORPORATION

Dated: January 9, 2014
	By:	/s/ Amir Gal-Or
Name: Amir Gal-Or
Title: Co-CEO, Co-President and Co-Chairman

Exhibit Index

Exhibit No.	Description
4.1	Merger and Share Exchange Agreement, dated January 8, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc.*
4.2	Form of Escrow Agreement by and among Glori Acquisition Corp., Glori Energy Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Continental Stock Transfer & Trust Company.
4.3	Form of Lock-Up Agreement by and among Glori Acquisition Corp., Glori Energy Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and each of the signatories thereto.
4.4	Form of Registration Rights Agreement by and among Glori Acquisition Corp. and each of the signatories thereto.
4.5	Share Purchase Agreement, dated January 7, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp. and each of the buyers thereto.
4.6	Form of Registration Rights Agreement by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp. and each of the buyers thereto.
4.7	Form of Amendment No. 1 to Warrant Agreement between Infinity Cross Border Acquisition Corporation and Continental Stock Transfer & Trust Company.
4.8	Form of Promissory Note, dated January 8, 2014, issued to each of Infinity-C.S.V.C. Management Ltd. and HH Energy Group, LP in the principal amount of $250,000.
15.1	Investor Presentation dated January 2014.
15.2	Press Release, dated January 8, 2014.

*  Certain exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the Securities and Exchange Commission upon its request.